Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX/NYSE AMERICAN: SVM

SILVERCORP REPORTS OPERATIONAL RESULTS AND THE FINANCIAL RESULTS RELEASE DATE FOR THE THIRD QUARTER OF FISCAL 2021

VANCOUVER, British Columbia - January 15, 2021 - Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reports production and sales figures for the third quarter of Fiscal 2021 ended December 31, 2020 (“Q3 Fiscal 2021”). The Company produced approximately 1.7 million ounces of silver, 900 ounces of gold, 17.1 million pounds of lead, and 8.7 million pounds of zinc, and sold approximately 1.6 million ounces of silver, 800 ounces of gold, 16.8 million pounds of lead, and 9.0 million pounds of zinc in Q3 Fiscal 2021. For the first nine months of Fiscal 2021, the Company produced approximately 5.1 million ounces of silver, 3,200 ounces of gold, 56.3 million pounds of lead, and 23.3 million pounds of zinc.

The Company is on track to produce between 6.2 - 6.5 million ounces of silver, 66.1 - 68.5 million pounds of lead, and 24.5 - 26.7 million pounds of zinc in Fiscal 2021, in line with the annual production guidance previously reported in the Company’s news release dated February 6, 2020. The Company will report its unaudited financial and operating results for Q3 Fiscal 2021, expected to be released on Thursday, February 4, 2021 after market close.

Q3 FISCAL 2021 OPERATING HIGHLIGHTS

  At the Ying Mining District, the Company mined 182,268 tonnes of ore, a 3% increase compared to the third quarter of Fiscal 2020 (“Q3 Fiscal 2020”), and milled 162,905 tonnes of ore, down 7% over Q3 Fiscal 2020. This decrease was caused by power rationing in December 2020 as the local government is subject to an annual environmental emissions KPI assessment. Approximately 1.5 million ounces of silver, 900 ounces of gold, 14.4 million pounds of lead, and 1.9 million pounds of zinc were produced, representing a 7% increase in gold production, and decreases of 6% in silver, 13% in lead, and 25% in zinc production compared to Q3 Fiscal 2020.

  At the GC Mine, the Company mined 97,177 tonnes of ore, a 12% increase over Q3 Fiscal 2020, and milled 97,743 tonnes of ore, a 9% increase over Q3 Fiscal 2020. Approximately 212 thousand ounces of silver, 2.8 million pounds of lead, and 6.8 million pounds of zinc were produced, representing a 23% increase in zinc production, and decreases of 2% in silver and 21% in lead production compared to Q3 Fiscal 2020.

  On a consolidated basis, the Company mined 279,445 tonnes of ore, a 6% increase over Q3 Fiscal 2020, and milled 260,648 tonnes of ore, a decrease of 2% compared to Q3 Fiscal 2020.
  Approximately 1.7 million ounces of silver, 900 ounces of gold, 17.1 million pounds of lead, and 8.7 million pounds of zinc were produced, representing increases of 7% in gold and 8% in zinc production, and decreases of 6% in silver and 15% in lead production compared to Q3 Fiscal 2020.

  On a consolidated basis, the Company sold approximately 1.6 million ounces of silver, 800 ounces of gold, 16.8 million pounds of lead, and 9.0 million pounds of zinc, representing increases of 14% in gold and 7% in zinc sold, and decreases of 4% in silver and 11% in lead sold compared to Q3 Fiscal 2020.

The operational results for Q3 Fiscal 2021 are summarized as follows:

	Three months ended December 31, 2020			Three months ended December 31, 2019
	Ying Mining			Ying Mining
	District	GC	Consolidated	District	GC	Consolidated
Production Data
Ore Mined (tonne)	182,268	97,177	279,445	176,149	86,437	262,586
Ore Milled (tonne)	162,905	97,743	260,648	175,488	89,372	264,860

Head Grades
Silver (gram/tonne)	297	82	216	296	96	228
Lead (%)	4.3	1.4	3.2	4.6	2.0	3.7
Zinc (%)	0.8	3.5	1.8	0.9	3.3	1.7

Recovery Rates
Silver (%)	93.9	82.6		96.1	78.0
Lead (%)	96.4	89.6		96.3	90.4
Zinc (%)	63.3	89.7		70.3	85.5

Sales Data
Silver (in thousands of ounces)	1,446	201	1,647	1,475	234	1,709
Gold (in thousands of ounces)	0.8	-	0.8	0.7	-	0.7
Lead (in thousands of pounds)	14,207	2,599	16,806	14,912	3,867	18,779
Zinc (in thousands of pounds)	2,241	6,724	8,965	2,882	5,471	8,353

Metal production
Silver (in thousands of ounces)	1,464	212	1,676	1,563	216	1,779
Gold (in thousands of ounces)	0.9	-	0.9	0.9		0.9
Lead (in thousands of pounds)	14,361	2,750	17,111	16,548	3,496	20,044
Zinc (in thousands of pounds)	1,857	6,816	8,673	2,483	5,552	8,035

The operational results for the first nine months of Fiscal 2021 are summarized as follows:

	Nine months ended December 31, 2020				Nine months ended December 31, 2019
	Ying Mining				Ying Mining
	District	GC	BYP	Consolidated	District	GC	Consolidated
Production Data
Ore Mined (tonne)	537,464	264,389	-	801,853	528,818	250,417	779,235
Ore Milled (tonne)	519,677	267,230	-	786,908	532,317	257,367	789,684
			-
Head Grades			-
Silver (gram/tonne)	293	85	-	222	311	97	241
Lead (%)	4.4	1.7	-	3.5	4.6	1.9	3.7
Zinc (%)	0.8	3.4	-	1.7	0.9	3.3	1.7

Recovery Rates
Silver (%)	94.4	82.6	-		96.1	76.9
Lead (%)	96.2	89.5	-		95.9	89.2
Zinc (%)	61.7	88.2	-		62.6	85.8

Sales Data
Silver (in thousands of ounces)	4,674	585	-	5,259	4,848	610	5,458
Gold (in thousands of ounces)	2.9	-	1.2	4.1	2.8	-	2.8
Lead (in thousands of pounds)	47,571	8,671	-	56,242	46,137	9,553	55,690
Zinc (in thousands of pounds)	5,662	17,672	-	23,334	6,400	15,942	22,342

Metal production
Silver (in thousands of ounces)	4,532	604	-	5,135	4,978	617	5,595
Gold (in thousands of ounces)	3.2	-	-	3.2	3.1	-	3.1
Lead (in thousands of pounds)	47,382	8,892	-	56,274	49,863	9,738	59,601
Zinc (in thousands of pounds)	5,420	17,919	-	23,340	6,338	15,967	22,304

Ying Mining District

In Q3 Fiscal 2021, ore mined at the Ying Mining District was 182,268 tonnes, an increase of 3% compared to 176,149 tonnes in Q3 Fiscal 2020. Ore milled was 162,905 tonnes, with average head grades of 297 grams per tonne (“g/t”) for silver, 4.3% for lead, and 0.8% for zinc, compared to 175,488 tonnes of ore milled with average head grades of 296 g/t for silver, 4.6% for lead, and 0.9% for zinc in Q3 Fiscal 2020. The decrease in ore milled during the quarter was caused by the milling operations being temporarily suspended for seven days due to power rationing. The Company expects to process the unmilled ores in Q4 Fiscal 2021. Metals production at the Ying Mining District in Q3 Fiscal 2021 was approximately 1.5 million ounces of silver, 14.4 million pounds of lead, and 1.9 million pounds of zinc, compared to approximately 1.6 million ounces of silver, 16.5 million pounds of lead, and 2.5 million pounds of zinc produced in Q3 Fiscal 2020.

For the first nine months of Fiscal 2021, metals production at the Ying Mining District was approximately 4.5 million ounces of silver, 47.4 million pounds of lead, and 5.4 million pounds of zinc, compared to approximately 4.9 million ounces of silver, 49.9 million pounds of lead, and 6.3 million pounds of zinc during the same prior year period. The Ying Mining District is on track to achieve its annual guidance to produce 5.6 - 5.8 million ounces of silver, 56.6 - 58.0 million pounds of lead, and 7.0 - 8.0 million pounds of zinc in Fiscal 2021.

GC Mine

In Q3 Fiscal 2021, ore mined at the GC Mine was 97,177 tonnes, an increase of 12% compared to 86,437 tonnes in Q3 Fiscal 2020. Ore milled was 97,743 tonnes, with average head grades of 82 g/t for silver, 1.4% for lead, and 3.5% for zinc, compared to 89,372 tonnes of ore milled with average head grades of 96 g/t for silver, 2.0% for lead, and 3.3% for zinc in Q3 Fiscal 2020. Metals production at the GC Mine in Q3 Fiscal 2021 was approximately 212 thousand ounces of silver, 2.8 million pounds of lead, and 6.8 million pounds of zinc, compared to approximately 216 thousand ounces of silver, 3.5 million pounds of lead, and 5.6 million pounds of zinc produced in Q3 Fiscal 2020.

For the first nine months of Fiscal 2021, metals production at the GC Mine was approximately 604 thousand ounces of silver, 8.9 million pounds of lead, and 17.9 million pounds of zinc, compared to approximately 617 thousand ounces of silver, 9.7 million pounds of lead, and 16.0 million pounds of zinc in the same prior year period. The GC Mine is on track to achieve its annual guidance to produce 600 - 700 thousand ounces of silver, 9.5 - 10.5 million pounds of lead, and 17.5 - 18.7 million pounds of zinc in Fiscal 2021.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may” , “could” , “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.